Filed by The Talbots, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company: BPW Acquisition Corp.
Commission File No. 001-33979

MESSAGE FROM TRUDY SULLIVAN
TO ALL TALBOTS ASSOCIATES
December 8, 2009

Today we made two important announcements.  First, we reported very positive third quarter financial results, and I want to convey my personal thanks to each and every one of you for your efforts in helping us return to profitability after a very challenging period.  While there is still more work to be done, I am excited to report that we are well on our way.

Second, we announced a comprehensive financing solution for Talbots that will reduce the debt on our balance sheet and position our company for sustained growth.  This solution consists of three related transactions:

•
First, Talbots will acquire BPW Acquisition Corp., a special purpose acquisition company with over $350 million in cash held in a trust account for the benefit of its shareholders, to be used in connection with a business combination. BPW is not an operating company, but is an entity that raised capital to be deployed in an attractive investment opportunity – such as Talbots.

•	Second, we will retire the equity and repay all of the debt currently held by Talbots’ majority stockholder, ÆON, by means of the cash acquired in the BPW transaction.
•	Third, we have secured commitment for a new $200 million secured revolving credit facility from GE Capital.

Together, these transactions will have important benefits for Talbots, including reducing our debt by approximately $330 million and providing the balance sheet strength to support our continued recovery and growth.  On completion, Talbots will be owned by our current shareholders and the shareholders of BPW and will no longer have a majority stockholder.

Our 21 year partnership with ÆON has been terrifically successful for both parties, and today’s announcement outlines a path for its constructive conclusion.  In addition to ÆON’s ownership as our sole or majority equity holder since 1988, they have provided substantial financial support on the credit side to allow us the time and resources to totally reinvent ourselves and to implement our financial and operational turnaround plan.  As a result, we have begun to realize the significant benefits of these changes, for the benefit of all our shareholders.

To say this has been an important year for Talbots would be an understatement.  We have reinvigorated the brand, re-engineered our supply chain, divested non-core businesses, and streamlined our cost structure to address both competitive and market pressures ---all in the context of the toughest economy in our working lifetimes.  The results we announced today are a visible result of your hard work and sacrifice as we’ve pursued new initiatives to transform our business for the future.  With a new, more flexible capital structure, we will have completed another key milestone in our transformation and will be well positioned to continue our progress for future growth and value creation.

The transactions we’ve announced are complex and, as outlined in the attached press releases, there are a number of steps that must be completed before they can close, which we expect to happen in the first quarter of 2010.  Rest assured we are working diligently to bring this to a prompt conclusion that serves the interests of all concerned and positions Talbots’ for profitable future growth.

We will update you on our progress as we move ahead in the coming months.  In the meantime, I am asking you to continue what you’ve been doing, which is demonstrating consistent operational discipline and solid execution of our plans.  We have made important progress, but we can and must continue to do so going forward.

I deeply appreciate your support during this challenging period and congratulate you on our positive third quarter results.  I look forward to continuing the exciting momentum that we are generating.

Important Additional Information and Where to Find It

Talbots intends to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Talbots and BPW intend to file with the SEC and mail to their respective security holders an Information Statement/Proxy Statement/Prospectus in connection with the transaction.  Talbots intends to file a tender offer statement and other documents, as required, with the SEC in connection with the warrant exchange offer.  Investors and security holders are urged to read the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the tender offer statement carefully when they are available because they contain important information.  Investors and security holders will be able to obtain free copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus the tender offer statement and other documents filed with the SEC by Talbots and BPW through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the tender offer statement when they become available from Talbots by requesting them in writing at Investor Relations Department,  One Talbots Drive, Hingham, MA 02043, or by telephone at (781) 741-4500.  The documents filed by BPW may also be obtained by requesting them in writing to BPW at BPW Acquisition Corp., Arjay (Richard) Jensen, SVP at BPW Acquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153, or by telephone at (212) 287-3310.

Talbots and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of BPW in connection with the transaction described herein.  You can find information regarding these directors and executive officers in Talbots definitive proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2009.  This document is available free of charge at the SEC’s web site at www.sec.gov and through Talbots by requesting it in writing at Investor Relations Department,  One Talbots Drive, Hingham, MA 02043, or by telephone at (781) 741-4500.  Investors and security holders may obtain additional information regarding the interests of such participants by reading the Information Statement/Proxy Statement/Prospectus Talbots and BPW will file with the SEC when it becomes available.

BPW and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the security holders of BPW in connection with the transaction described herein.  You can find information regarding these directors and executive officers in BPW’s Annual Report on Form 10-K for its fiscal year ended December 31, 2008, which was filed with the SEC on March 30, 2009. This document is available free of charge at the SEC’s web site at www.sec.gov and from BPW by requesting it in writing to BPW at BPW Acquisition Corp., Arjay (Richard) Jensen, SVP at BPW Acquisition Corp., 767 Fifth Avenue, 5th Floor, NY, NY 10153, or by telephone at (212) 287-3310.  Investors and security holders may obtain additional information regarding the interests of such participants by reading the Information Statement/Proxy Statement/Prospectus Talbots and BPW will file with the SEC when it becomes available.